Exhibit 99.1

SPROTT COMPLETES ACQUISITION OF CENTRAL FUND OF CANADA AND SPROTT PHYSICAL GOLD AND SILVER TRUST TO COMMENCE TRADING

Expected to Unlock Significant Value For CFCL Shareholders, Now Unitholders of the New Sprott Physical Gold and Silver Trust

Storage Costs to Decline by Over 30%

TORONTO, January 16, 2018 — Sprott Asset Management (“SAM”), Central Fund of Canada Limited (“CFCL”) and the newly-formed Sprott Physical Gold and Silver Trust (NYSE Arca: CEF; TSX: CEF.U) (the “Trust”) announced today that Sprott Inc. has successfully completed its previously announced acquisition of the common shares of CFCL, and the right to administer and manage CFCL’s assets, and that CFCL’s class A shareholders are now unitholders of the Trust. The Trust will begin trading today under the same ticker symbols as CFCL: “CEF” on the NYSE Arca and “CEF.U” on the Toronto Stock Exchange.

“We are pleased to successfully complete this transaction and unlock significant value for CFCL shareholders who provided overwhelming support for this transaction,” said John Ciampaglia, CEO of SAM. “The new Sprott Physical Gold and Silver Trust will add another best-in-class physical bullion vehicle to our product lineup and will offer investors the same benefits as our other bullion trusts, including our industry-leading physical redemption feature.”

“On behalf of SAM, I would like to thank Stefan Spicer and the CFCL board of directors for their support,” continued Mr. Ciampaglia. “We look forward to welcoming the more than 90,000 new investors to our client base and providing them with an investment vehicle that is expected to more closely track the value of its underlying assets.”

Storage for the physical gold and silver bullion held by the Trust will be transitioned to the Royal Canadian Mint, a federal Crown Corporation of the Government of Canada (the “Mint”). SAM’s relationship with the Mint will be beneficial for unitholders of the Trust as the cost of storage will decline by over 30% versus the historical costs of CFCL. Storage by the Mint ensures that there is no levered financial institution between the unitholders of the Trust and the underlying bullion assets.

About Sprott Asset Management and the Sprott Physical Gold and Silver Trust

Sprott Asset Management LP is the investment manager to the Sprott Physical Gold and Silver Trust. Important information about Sprott Physical Gold and Silver Trust can be found on its website www.sprottphysicalbullion.com. Commissions, management fees, or other charges and expenses may be associated with investing in Sprott Physical Gold and Silver Trust. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable securities laws. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAM or the Trust to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements contained herein are made as of the date of this press release and each of SAM and the Trust disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Neither of SAM or the Trust undertakes any obligation to update forward-looking statements if circumstances, management’s estimates or opinions should change, except as required by securities legislation. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements. Such risks and uncertainties include the trading value, including as compared to net asset value, of the units of the Trust and the reduction in storage costs of the Trust and the access of the unitholders of the Trust to the underlying bullion assets of the Trust. Forward-looking information includes information that relates to, among other things, the commencement of trading of Trust units on the NYSE Arca and the Toronto Stock Exchange, future benefits that will become available to investors, the expectation that the Trust will more closely track the value of its underlying assets and the transition of silver and gold bullion storage to the Mint and associated cost savings.

Contact:

Glen Williams

Managing Director

Sprott

Direct: 416-943-4394

gwilliams@sprott.com

or

Dan Gagnier / Patrick Reynolds

Gagnier Communications

646-569-5897

sprott@gagnierfc.com